

RECEIVED

2008 DEC 19 A 4:43



FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached disclosure made by PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, to the Indonesian Stock Exchange regarding Information to its Shareholders on Indofood's Share Buyback Plan.

Dated this 28th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

INFORMASI
KEPADA PEMEGANG SAHAM
Dalam Rangka Rencana Pembelian Kembali Saham

INFORMATION
TO THE SHAREHOLDERS
Regarding Share Buyback Plan


Indofood
THE SYMBOL OF QUALITY FOODS

INFORMASI SEHUBUNGAN DENGAN RENCANA PEMBELIAN KEMBALI SAHAM PERSEROAN

PT Indofood Sukses Makmur Tbk ("Perseroan") berencana untuk melakukan pembelian kembali sebagian saham Perseroan yang telah dikeluarkan dan tercatat di PT Bursa Efek Indonesia ("Bursa Efek"), sebanyak-banyak 10% (sepuluh persen) dari modal ditempatkan dan disetor penuh Perseroan ("Rencana Pembelian"), sebagaimana diatur dalam Peraturan Badan Pengawas Pasar Modal dan Lembaga Keuangan ("Bapepam & LK") No.XI.B.3, tentang Pembelian Kembali Saham Emiten Atau Perusahaan Publik Dalam Kondisi Pasar Yang Berpotensi Krisis (Lampiran Keputusan Ketua Bapepam-LK No. KEP-401/BL/2008 tanggal 9 Oktober 2008) ("Peraturan No.XI.B.3"). Rencana Pembelian akan dilakukan dalam jangka waktu 3 (tiga) bulan sejak tanggal Keterbukaan Informasi ini dan transaksi pembelian akan dilakukan melalui satu anggota Bursa Efek yang ditunjuk Perseroan.

Informasi ini diterbitkan
di Jakarta, 28 November 2008

INFORMATION REGARDING THE COMPANY'S SHARE BUYBACK PLAN

PT Indofood Sukses Makmur Tbk ("the Company") plans to conduct a share buyback for part of its shares which have been issued and recorded at the Indonesian Stock Exchange ("Stock Exchange") for a maximum 10% (ten percent) of the total issued and fully paid capital ("Proposed Buyback"), in accordance with Bapepam and LK Regulation No.XI.B.3, regarding Share Buyback by the Issuer or Public Company in a Critical Market Condition (Attachment to the Decree of the Chairman of Bapepam and LK No. KEP-401/BL/2008 dated 9 October 2008) ("Regulation No.XI.B.3"). The Proposed Buyback will be conducted within 3 (three) months period upon the date of this disclosure and the buyback transaction will be executed through one of the Stock Exchange member appointed by the Company.

This information is issued
in Jakarta on 28 November 2008

PENDAHULUAN

Krisis keuangan global yang terjadi saat ini memberikan dampak yang negatif terhadap kondisi pasar keuangan Indonesia, khususnya di Pasar Modal. Indeks Harga Saham Gabungan pada Bursa Efek mengalami penurunan yang signifikan.

Kondisi ini juga berdampak pada penurunan harga saham Perseroan, meskipun secara fundamental Perseroan memiliki kondisi keuangan yang sehat.

Guna meningkatkan imbal hasil atas ekuitas dan laba bersih per saham Perseroan, maka Perseroan berencana untuk melakukan Rencana Pembelian sebanyak-banyaknya 10% (sepuluh persen) dari total saham yang telah ditempatkan dan disetor penuh dalam Perseroan sesuai dengan ketentuan dalam Peraturan No.XI.B.3.

INTRODUCTION

The current global financial crisis has adversely impacted the Indonesian financial market, in particular the Capital Market. The Jakarta Composite Index in the Stock Exchange declined significantly.

This condition also caused the Company's share price to decline, although fundamentally the Company's financial condition is sound.

In order to enhance the Company's return on equity and earnings per share, the Company intends to conduct the Proposed Buyback for for maximum of 10% (ten percent) of the total issued and paid up shares of the Company in accordance with the Regulation No.X1.B.3.

PERKIRAAN JADWAL PELAKSANAAN RENCANA PEMBELIAN

Rencana Pembelian akan dilaksanakan dalam jangka waktu paling lama 3 (tiga) bulan sejak tanggal Keterbukaan Informasi ini, dimulai dari tanggal 1 Desember 2008 sampai dengan 1 Maret 2009.

TENTATIVE SCHEDULE OF THE PROPOSED BUYBACK

The Proposed Buyback will be executed at a maximum period of 3 (three) months since the date of this disclosure, commencing on 1 December 2008 until 1 March 2009.

No.	**Keterangan** ***Remark***	**Tanggal** ***Date***
1	Keterbukaan informasi kepada Bapepam & LK dan Bursa Efek tentang Rencana Pembelian *Disclosure to Bapepam and LK and the Stock Exchange regarding the Proposed Buyback*	28 November 2008
2	Periode Rencana Pembelian melalui Bursa Efek *Period of the Proposed Buyback through the Stock Exchange*	1 December 2008 – 1 March 2009

PEMBIAYAAN DAN JUMLAH DANA YANG DICADANGKAN UNTUK RENCANA PEMBELIAN

Perseroan akan menggunakan dana internal untuk membiayai Rencana Pembelian, sejumlah tidak lebih dari Rp900 milyar (termasuk biaya-biaya lain yang timbul dari Rencana Pembelian ini).

FUNDING AND ALLOCATED FUND IN RELATION TO THE PROPOSED BUYBACK

The Company intends to finance the Proposed Buyback with internal cash, amounting to a maximum of IDR900 billion (including other costs that may occured from the Proposed Buyback).

RENCANA PERSEROAN ATAS *TREASURY STOCK*

Saat ini Perseroan berencana untuk menyimpan saham yang akan dibelinya kembali sebagai *Treasury Stock ("Treasury Stock").* Namun demikian, sesuai dengan ketentuan hukum dan peraturan pasar modal yang berlaku, di masa yang akan datang Perseroan kemungkinan dapat menjual kembali seluruh atau sebagian dari *Treasury Stock* tersebut, baik di luar Bursa Efek maupun melalui Bursa Efek. Perseroan juga dapat melakukan pengurangan modal ditempatkan dan disetor dengan cara penarikan kembali seluruh atau sebagian dari *Treasury Stock..*

THE COMPANY'S PLAN ON THE TREASURY STOCK

Currently the Company plans to keep the shares which would have been bought back as Treasury Stock ("Treasury Stock"). However, pursuant to the prevailing law and capital market regulations, the Company may in the future re-sell the Treasury Stock in whole or part, either through the Stock Exchange or private placement. The Company may also reduce its issued shares and paid up capital by cancelling the Treasury Stock in whole or part.

ANGGOTA BURSA EFEK YANG DITUNJUK

Perseroan telah menunjuk anggota Bursa Efek berikut di bawah ini untuk melaksanakan Rencana Pembelian :

PT Harita Kencana Securities
Gedung Bank Panin, Lantai 6
Jalan Jenderal Sudirman – Senayan
Jakarta 10270, Indonesia

APPOINTMENT OF THE MEMBER OF THE STOCK EXCHANGE

The Company has appointed the following member of the Stock Exchange to execute the Proposed Buyback :

PT Harita Kencana Securities
Panin Bank Building, 6th Floor
Jalan Jenderal Sudirman – Senayan
Jakarta 10270, Indonesia

DAMPAK DARI RENCANA PEMBELIAN

Untuk tujuan ilustrasi dan informasi, tabel berikut ini menyajikan dampak atas Rencana Pembelian terhadap Laporan Keuangan Konsolidasi dan Laba Bersih per Saham Perseroan untuk periode yang berakhir pada tanggal 30 September 2008, dengan asumsi Perseroan menggunakan seluruh dana yang dicadangkan untuk Rencana Pembelian Perseroan, yaitu maksimum sejumlah Rp900 milyar pada tanggal 30 September 2008.

EFFECT OF THE PROPOSED BUYBACK

For illustrative and information purposes only, the following table presents the effect of the Proposed Buyback to the Company's Consolidated Financial Statements and the Earning per Share for the period ending 30 September 2008, assuming the Company utilizes all the fund allocated for the Proposed Buyback, amounting to a maximum of IDR900 billion on 30 September 2008.

Per 30 September 2008 / As of 30 September 2008			
	Sebelum Rencana Pembelian / *Before Proposed Buyback*	**Setelah Rencana Pembelian / *After Proposed Buyback***	
Jumlah Aktiva (Rp Juta)	35,875,959	34,975,959	Total Assets (Rp Million)
Jumlah Ekuitas (Rp Juta)	8,408,205	7,508,205	Total Equity (Rp Million)
Laba Usaha (Rp Juta)	3,654,608	3,654,608	Operating Profit (Rp Million)
Laba Bersih (Rp Juta)	1,136,164	1,136,164	Net Income (Rp Million)
Laba Usaha per Lembar Saham (Rp)	426	431	Operating Profit per Share (Rp)
Laba Bersih per Lembar Saham (Rp)	132	134	Net Income per Share (Rp)
Imbal Hasil Atas Ekuitas	18.45%	19.59%	Return on Equity
Imbal Hasil Atas Aktiva	4.38%	4.44%	Return on Assets
Jumlah Saham yang Beredar	8,780,426,500	7,902,383,850	Total Outstanding Shares
Jumlah Saham Rata-rata Tertimbang	8,584,552,889	8,486,992,594	Total Weighted Average Share

PEMBAHASAN DAN ANALISIS MANAJEMEN ATAS DAMPAK RENCANA PEMBELIAN TERHADAP KEGIATAN USAHA DAN PERTUMBUHAN PERSEROAN

Perseroan berkeyakinan bahwa pelaksanaan Rencana Pembelian tidak akan memberikan dampak negatif yang material bagi kegiatan usaha dan pertumbuhan Perseroan.

MANAGEMENT DISCUSSION AND ANALYSIS REGARDING THE EFFECT OF PROPOSED BUYBACK ON THE COMPANY'S BUSINESS ACTIVITIES AND GROWTH

The Company believes that the execution of the Proposed Buyback will not have a material adverse impact on the Company's business activities and growth.

HARGA SAHAM DALAM RANGKA RENCANA PEMBELIAN

Rencana Pembelian akan dilakukan pada harga yang dianggap baik dan wajar oleh Direksi Perseroan.

SHARE PRICE IN RELATION TO THE PROPOSED BUYBACK

The Proposed Buyback will be executed at a price deemed fair and reasonable by the Company's Board.

INFORMASI TAMBAHAN

Bagi para Pemegang Saham yang memerlukan informasi tambahan, dapat menghubungi Perseroan selama jam kerja pada alamat berikut di bawah ini :

ADDITIONAL INFORMATION

For the Shareholders who need additional information may contact the Company during office hour at the following address :

Corporate Secretary
PT Indofood Sukses Makmur Tbk
Sudirman Plaza - Indofood Tower, 27th Floor
Jl. Jenderal Sudirman Kav. 76 - 78
Jakarta 12910, Indonesia
Phone : 62 - 21 - 5795 8822
Fax : 62 - 21 - 5793 5960
www.indofood.co.id



FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

COMPLETION OF ACQUISITION OF INTEREST IN PHILEX MINING CORPORATION

Introduction

The Company is pleased to announce completion of the acquisition of 778,620,792 common shares in Philex (representing approximately 20.06% interest in Philex) by Asia Link B.V., a wholly owned subsidiary of the Company.

At a meeting of the board of directors of Philex held today, Mr. Manuel V. Pangilinan, Managing Director and CEO of the Company, and Mr. Robert C. Nicholson, Executive Director of the Company, were elected as new directors of Philex.

Introduction

Reference is made to the discloseable transaction announcements of First Pacific Company Limited (the "Company") dated 6 October 2008, 16 October 2008 and 20 November 2008 and the Company's circular dated 6 November 2008 relating to the acquisition of interest in Philex Mining Corporation ("Philex").

The Company is pleased to announce completion of the acquisition of 778,620,792 common shares in Philex (representing approximately 20.06% interest in Philex) by Asia Link B.V., a wholly owned subsidiary of the Company.

At a meeting of the board of directors of Philex held today, Mr. Manuel V. Pangilinan, Managing Director and CEO of the Company, and Mr. Robert C. Nicholson, Executive Director of the Company, were elected as new directors of Philex.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 28 November 2008

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

A NEW CONTINUING CONNECTED TRANSACTION BETWEEN MAYNILAD WATER SERVICES INC. AND DMCI HOLDINGS INC.

The Company announces the entering into of a construction contract between DMCI and Maynilad.

First Pacific group has approximately 55% (on a fully diluted basis) interest in DMWC, the holding company of Maynilad. By virtue of Rule 14A.11 of the Listing Rules, the remaining 45% shareholder of DMWC, DMCI is a connected person of the Company.

Accordingly, the entering into of the construction contract constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Based on five test calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the construction contract, when aggregated with the percentage ratios in respect of the August Agreements and the October Agreements are less than 2.5%. The construction contract is, therefore, subject to the reporting and announcement requirements of Rule 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval under the Listing Rules.

Introduction

Reference is made to the announcement (the "Announcement") of First Pacific Company Limited ("First Pacific" or the "Company") dated 13 August 2008, relating to certain agreements ("August Agreements") entered into between Maynilad Water Services Inc. ("Maynilad") and DMCI Holdings Inc. ("DMCI") in respect of continuing transactions which are subject to reporting and disclosure requirements under Rule 14A.41 of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). Reference is also made to the announcement of the Company dated 28 October 2008, pursuant to which the Company announced the entering into of two new construction contracts between Maynilad and DMCI ("October Agreements").

The Company announces the entering into of a construction contract between DMCI and Maynilad of the following agreement ("New Agreement"):

Date of Contract:	5 November 2008
Expiry:	9 March 2009
Subject Matter:	Construction contract in respect of the proposed replacement of valves in various locations in the Philippines.
Consideration:	Php23,750,434,47 (approximately US$484,702.74 and approximately HK$3,780,681.41)

The consideration in respect of the New Agreement is based on the bidding price. The New Agreement was entered into on normal commercial terms, in the ordinary course of business of Maynilad and DMCI, and on an arm's length basis.

Description of the Connected Relationship

First Pacific group has approximately 55% (on a fully diluted basis) interest in DMCI-MPIC Water Co. Inc. ("DMWC"), the holding company of Maynilad. By virtue of Rule 14A.11 of the Listing Rules, the remaining 45% shareholder of DMWC, DMCI is a connected person of the Company.

Accordingly, the New Agreement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Listing Rules Implications

Based on five test calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the New Agreement when aggregated with the percentage ratios in respect of the August Agreements and the October Agreements are less than 2.5%. The New Agreement is, therefore, subject to the reporting and announcement requirements of Rule 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval under the Listing Rules.

Reasons for the entering into of the New Agreement

The directors of the Company (including the independent non-executive directors) believe that the terms of the New Agreement are fair and reasonable and in the interest of the shareholders as a whole. The directors of the Company also believe that the entering into of the New Agreement will be beneficial to the First Pacific group because the contract has been negotiated on an arm's length basis with a specialist contractor who has a proven record in the industry.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

DMCI is a leading construction company in the Philippines and currently manages Subic Water & Sewerage Company, Inc. DMCI's shares have been listed on the Philippine Stock Exchange since 1995.

Maynilad is a company incorporated in the Republic of the Philippines and holds an exclusive concession, granted by Metropolitan Waterworks and Sewerage System on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 2nd December 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Php49.0 = HK$7.8. Percentages have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Pro. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*



FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Press Release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, in relation to its Shareholders' Approval of Indofood's Acquisition of PT Indolakto.

Dated this 5th day of December, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood

PRESS RELEASE

For Immediate Release

Shareholders Approved Indofood's Acquisition of Indolakto

Jakarta, 5 December 2008 – Shareholders of PT Indofood Sukses Makmur Tbk ("Indofood") today approved the company's proposed acquisition of 100% ownership in Drayton Pte Ltd ("Drayton") from Pastilla Investment Ltd ("Pastilla") and the assignment of an outstanding non-interest bearing loans of US$100.5 million, owed by Drayton to Pastilla (collectively the "Proposed Transaction"), for a consideration of US$350 million.

Drayton effectively owns around 68.57% shares of PT Indolakto ("Indolakto"), one of the leading producers of processed milk such as sweetened condensed milk, powder milk, sterilized bottle milk, UHT milk and pasteurized liquid milk. In addition, Indolakto also produces ice cream, yoghurt drink and butter.

Indolakto's brands among others Indomilk, Cap Enaak, Tiga Sapi, Orchid Butter and Indoeskrim are the leading brands in the market place and some of them control significant market shares.

"We highly appreciate our shareholders' support on this Proposed Transaction. We are now well positioned to move towards "Progressive Total Food Solutions Company", dynamically evolving to meet the change in consumer's preference. Indolakto will provide us an immediate entry into one of the fastest-growing food sectors in Indonesia and also allowing us to expand our product portfolio into healthier and more nutritional category," said Anthoni Salim, President Director and Chief Executive Officer of PT Indofood Sukses Makmur Tbk.

According to a report by PT .Capricorn Indonesia Consult Inc, CAGR of dairy industry in Indonesia in 2002-2006 reached almost 20% in value. According to another report by USDA Global Agriculture Information Network, dairy consumption per capita in Indonesia was only 7.7 kg in 2007 compared to Malaysia, Thailand, the Philippines and Cambodia. Dairy consumption and is expected to increase in the coming years.

The Proposed Transaction will be financed by internal funds and bank loans, and is expected to be completed by end of December 2008.

-End-

About PT Indofood Sukses Makmur Tbk

PT Indofood Sukses Makmur Tbk ("Indofood") (IDX: INDF) is a leading processed food company in Indonesia. Indofood provides total food solutions through its four strategic business groups: consumer branded products (CBP), Bogasari (flour producer), agribusiness, and distribution. Indofood's strongest legacy today is the strength of its brands, many of which have

Indofood

been companions to the people of Indonesia for nearly two decades. These include a variety of brands of instant noodles (*Indomie, Supermi* and *Sarimi*), wheat flour (*Segitiga Biru, Kunci Biru* and *Cakra Kembar*), cooking oils (*Bimoli*), margarine (*Simas Palmia*) and shortenings (*Palmia*). Indofood brands continue to be the market leaders in their specific segments with a reputation for quality and value for money that remains unrivalled.

For further information, please contact:

PT Indofood Sukses Makmur, Tbk
Werianty Setiawan
Tel: +62 21 5795 8822 ext. 1215
Email: werianty@indofood.co.id

Burson-Marsteller
Prelia Moenandar/Putri Dewanti
Tel: (021) 251 5060 ext. 163/165
Email: prelia.moenandar@bm.com / putriariani.dewanti@bm.com

END